SEC 5/27/03

[redacted]

03015846

UNITED STATES
AND EXCHANGE COMMISSION
/ashington, D.C. 20549

VF5-23-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall and Company Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Town Square Boulevard, Suite 100
(No. and Street)

RECEIVED MAY 21 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 187

Asheville (City) North Carolina (State) 28803-5004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Wall 828-651-8101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crisp Hughes Evans LLP
(Name – *if individual, state last, first, middle name*)

500 Ridgefield Court (Address) Asheville (City) North Carolina (State) 28806 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 02 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Wall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall and Company Securities, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires:
June 23, 2007

Signature

Owner
Title

Kelley Mullin 5/16/03
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL AND COMPANY SECURITIES, INC.

Financial Statements
and
Supplementary Schedule

March 31, 2003

(with Independent Auditors' Report thereon)

WALL AND COMPANY SECURITIES, INC.

Table of Contents

March 31, 2003

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

- Independent Auditors' Report -

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

We have audited the accompanying statement of financial condition of Wall and Company Securities, Inc. (an "S" Corporation) (the "Company") as of March 31, 2003, and the related statements of income, stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall and Company Securities, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crisp Hughes Evans LLP

Asheville, North Carolina
April 30, 2003

500 Ridgefield Court
PO Box 3049
Asheville, NC 28802

828.254.2254
828.254.6859 fax
www.che-llp.com

AFFILIATED WORLDWIDE
THROUGH AGN INTERNATIONAL

Exhibit "B"

WALL AND COMPANY SECURITIES, INC.

Statement of Income

For the Year Ended March 31, 2003

Revenues:		
Commissions	$	370,066
Interest		6,670
Other		2,669
		379,405
Expenses:		
Clearance		1,936
Management fees		350,376
Other		13,613
		365,925
Net income	$	13,480

The accompanying notes are an integral part of these financial statements.

Exhibit "D"

WALL AND COMPANY SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the Year Ended March 31, 2003

Balance, March 31, 2002	$ -
Additions	-
Balance, March 31, 2003	$ -

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Notes to Financial Statements

March 31, 2003

1. **Summary of Significant Accounting Policies**

Organization - The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was registered on April 25, 1996 and July 12, 1996, respectively. The Company is a North Carolina corporation, and its customer base consists primarily of personal customer accounts in Western North Carolina.

The Company has an agreement with Southwest Clearing Corporation (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully-disclosed basis, and perform record keeping functions; accordingly, it operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b). The Company has pledged approximately $7,000 of securities to the Clearing Broker as part of the agreement. The Company also sells other investment products such as annuities, life insurance, church bonds, and mutual funds on behalf of other companies.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Proprietary securities transactions are recorded on the trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities Owned - Securities owned are valued at market, and changes in unrealized gains and losses are reflected in the statement of income.

Income Taxes - The Company has elected to be treated as a Subchapter "S" corporation for federal and state income tax purposes. Under the Subchapter "S" election, profits and losses and available tax credits are recognized on the stockholder's income tax returns; therefore, no liability for income taxes has been provided in the financial statements.

WALL AND COMPANY SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

March 31, 2003

Net capital:	
Total stockholder's equity	$ 209,149
Deduct non-allowable assets:	
Ten percent of pledged security	728
Advances due from stockholder	122,001
Net capital before haircuts	86,420
Haircuts on securities and money market fund	1,893
Net capital	$ 84,527
Total aggregate indebtedness	$ 7,447
Computation of basic net capital requirement, minimum net capital required (greater of 6.67% of aggregate indebtedness or $5,000 minimum dollar net capital)	$ 5,000
Excess net capital	$ 79,527
Ratio of aggregate indebtedness to net capital	.09 to 1

See Independent Auditors' Report.

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

In planning and performing our audit of the financial statements and supplemental schedule of Wall and Company Securities, Inc. (the "Company") for the year ended March 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons;
2. recordation of differences required by Rule 17a-13; and
3. complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

500 Ridgefield Court
PO Box 3049
Asheville, NC 28802

828.254.2254
828.254.6859 fax
www.che-llp.com

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crisp Hughes Evans LLP

Asheville, North Carolina
April 30, 2003

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Reportable Conditions Letter

Mr. Warren Wall
Wall and Company Securities, Inc.
Asheville, North Carolina

In planning and performing our audit of the financial statements of Wall and Company Securities, Inc. for the year ended March 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we noted the following reportable condition that we believe to be a material weakness.

Segregation of Duties

The Company's management should continually keep in mind that there is a potential for internal control problems because of the small size of the Company's staff, which makes it technically